UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LuxUrban Hotels Inc.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

21985R 105

(CUSIP Number)

Shanoop Kothari

Chief Executive Officer

2125 Biscayne Blvd. Suite 253

Miami, Florida 33137

(833)-723-7368

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Shanoop Kothari
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,444,526
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,444,526
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,444,526
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 73,199,338 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. Represents 3,444,526 shares of the Company’s common stock directly owned by Mr. Kothari.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is filed on behalf of Shanoop Kothari, an individual. Mr. Kothari serves as Chief Executive Officer and Acting Chief Financial Officer of the Company.

Item 1.	Security and Issuer

Security: Common Stock

Issuer:	LuxUrban Hotels Inc.
2125 Biscayne Blvd. Suite 253
Miami, Florida 33137

Item 2.	Identity and Background

(a)	The reporting person is Shanoop Kothari.

(b)	Mr. Kothari’s business address is 2125 Biscayne Blvd. Suite 253 Miami, Florida 33137.

(c)	As Chief Executive Officer and Chief Financial Officer of the Issuer, Mr. Kothari’s principal business is to manage the operational financial aspects of the Issuer’s long-term lease, asset-light business model to acquire and manage a growing portfolio of short-term rental properties in major metropolitan cities, including dislocated hotels, under the Issuer’s consumer brand, LuxUrbanTM.

(d)	Mr. Kothari has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Kothari has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kothari is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used by Mr. Kothari to acquire the Common Stock reported on in this Schedule 13D was personal funds. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

On May 23, 2024, the Issuer consummated an offering and sale to the public a total of 35,075,000 shares of Issuer’s common stock (consisting of (i) 30,500,000 shares of the Issuer’s common stock and (ii) an additional 4,575,000 shares of Issuer’s common stock pursuant to the underwriters’ full exercise of their over-allotment option), $0.00001 par value per share, for a price of $0.25 per share. Pursuant to this offering, Mr. Kothari purchased a total of 800,000 shares of the Issuer’s common stock.

Mr. Kothari is the Chief Executive Officer and Acting Chief Financial Officer of the Issuer and has beneficial ownership of approximately 4.7% of the outstanding shares of Common Stock. Mr. Kothari may later acquire additional securities of the Issuer. Any actions Mr. Kothari might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to him personally.

Following the consummation of the transaction on May 23, 2024, Mr. Kothari’s beneficial ownership is 4.7% of the issued and outstanding common stock of the Issuer, below the threshold requirement triggering Schedule 13D obligations, and is thus no longer subject to Schedule 13D requirements, provided that Mr. Kothari remains below 5% ownership of the Issuer’s issued and outstanding common stock.

Other than as described above, and except in accordance with his role as Chief Executive Officer and Acting Chief Financial Officer the Issuer, Mr. Kothari does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, he may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The aggregate number and percentage of Common Stock beneficially owned by Shanoop Kothari (on the basis of a total of 73,199,338 shares of Common Stock outstanding as of May 23, 2024) are as follows:

			Amount	Percentage
a)		Amount beneficially owned:	3,444,526	4.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,444,526	4.7%
	ii.	Shared power to vote or to direct the vote:	0	0.0%
	iii.	Sole power to dispose or to direct the disposition of:	3,444,526	4.7%
	iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c)	Mr. Kothari is the beneficial owner of 3,444,526 shares, or approximately 4.7%, of the Issuer’s outstanding Common Stock. See also Item 4 of this Amendment to Schedule 13D for a description of transactions effected during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Amendment to Schedule 13D, which information is incorporated herein by reference.

Indemnification Agreement

Concurrently and in connection with the IPO, the Issuer and Mr. Kothari entered into an indemnification agreement (the “Indemnification Agreement”) pursuant to which the Issuer agreed to indemnify against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by Mr. Kothari in connection with any action he takes while a director, officer or as an agent on behalf of the Issuer. The above description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.10 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Item 7.	Material to be Filed as Exhibits

Exhibit 1.1	Underwriting Agreement, dated May 21, 2024, between LuxUrban Hotels Inc. and Roth Capital Partners, LLC. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed with the SEC on May 22, 2024).
Exhibit 10.1	Form of Director and Officer Indemnification Agreement by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 (No. 333-262114) file with the SEC on January 31, 2022).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHANOOP KOTHARI

Dated: May 28, 2024	By:	/s/ Shanoop Kothari
Shanoop Kothari, an individual